FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

ANNUAL GENERAL MEETING

At the Annual General Meeting of HSBC Holdings plc held on 28 May 2004, all resolutions were passed on a poll.

The following table shows the votes cast for and against each resolution:

Resolution	Total Votes For* (%)	Total Votes Against (%)	Abstain
1. To receive the Report and Accounts for 2003	4,534,048,124 (99.3)	30,738,011 (0.7)	100,222,400
2. (i) To re-elect The Lord Butler a Director	4,584,223,431 (99.2)	39,229,528 (0.8)	41,811,813
(ii) To re-elect The Baroness Dunn a Director	4,492,829,647 (98.5)	69,944,841 (1.5)	102,488,373
(iii) To re-elect R A Fairhead a Director	4,580,638,229 (99.1)	42,918,568 (0.9)	41,666,160
(iv) To re-elect W K L Fung a Director	4,563,806,817 (99.2)	36,436,808 (0.8)	65,024,000
(v) To re-elect M F Geoghegan a Director	4,521,685,013 (99.1)	41,362,809 (0.9)	102,176,346
(vi) To re-elect S Hintze a Director	4,586,866,409 (99.2)	36,801,910 (0.8)	41,585,070
(vii) To re-elect Sir John Kemp-Welch a Director	4,568,924,728 (99.2)	37,774,400 (0.8)	58,556,934
(viii) To re-elect Sir Mark Moody-Stuart a Director	4,585,915,338 (99.2)	37,302,195 (0.8)	42,021,810
(ix) To re-elect H Sohmen a Director	4,550,012,643 (98.8)	56,244,926 (1.2)	58,774,190
3. To reappoint the Auditor at remuneration to be determined by the Group Audit Committee	4,535,270,802 (98.9)	49,114,012 (1.1)	79,985,778
4. To approve the Directors' Remuneration Report for 2003	4,300,843,761 (94.9)	231,541,059 (5.1)	149,917,043
5. To authorise the Company to purchase its own Ordinary Shares	4,598,522,244 (99.8)	7,185,058 (0.2)	38,983,604
6. To authorise the Directors to allot shares	4,589,969,856 (99.4)	29,699,300 (0.6)	41,332,269
7. To disapply pre-emption rights (Special Resolution)	4,522,023,920 (97.5)	116,714,723 (2.5)	23,172,113
8. To increase the fees payable to each Director to £55,000 per annum	4,582,085,323 (99.2)	38,135,193 (0.8)	41,346,918

* Includes discretionary votes

The total number of ordinary shares of US$0.50 each eligible to be voted at the Annual General Meeting was 11,024,056,367. No shareholders were subject to any restrictions under the Listing Rules of the Hong Kong Stock Exchange in exercising their votes at the Annual General Meeting. The scrutineers of the poll were Electoral Reform Services Limited and Computershare Investor Services PLC.

At the conclusion of the Annual General Meeting, The Lord Marshall and W R P Dalton retired as Directors. There are no matters relating to the retirement of The Lord Marshall and W R P Dalton that need to be brought to the attention of the shareholders of the Company. The current Directors of HSBC Holdings plc are Sir John Bond, The Baroness Dunn, Sir Brian Moffat, S K Green, A W Jebson, W F Aldinger, The Lord Butler, R K F Ch’ien, D G Eldon, R A Fairhead, D J Flint, W K L Fung, M F Geoghegan, S Hintze, Sir John Kemp-Welch, Sir Mark Moody-Stuart, S W Newton, H Sohmen, C S Taylor and Sir Brian Williamson.

Copies of the special business resolutions passed at the Annual General Meeting have been submitted for publication through the Document Viewing Facility of the UK Listing Authority at the address shown below in accordance with paragraph 9.31 of the Listing Rules.

UK Listing Authority, Document Viewing Facility:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Robert Musgrove

Assistant Secretary

020 7992 1504

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: May 28, 2004